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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No.       1        )*
                                        ----------------

                              Computer Motion, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    205253107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 Pages

CUSIP No. 205253107                   13G                    Page 2 of 15 Pages

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chase Manhattan Capital, L.P.
       13-394-7992
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 222,327
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            Not applicable
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  222,327
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 Not applicable
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       222,327
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.8%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------


                              Page 2 of 15 Pages

CUSIP No. 205253107                   13G                    Page 3 of 15 Pages

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chase Venture Capital Associates, L.P.
       13-337-6808
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  |X|
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       California
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 81,895
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            Not applicable
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  81,895
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 Not applicable
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       81,895
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.0%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                              Page 3 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107

Item 1.
                  (a)  Name of Issuer:
                       Computer Motion, Inc.

                  (b)  Address of Issuer's Principal Executive Offices:
                       12655 North Central Expressway
                       Suite 321
                       Dallas, Texas  75243
Item 2.
                  (a)  Name of Person Filing:
                       Chase Manhattan Capital, L.P. ("CMC, L.P.")
                       Chase Venture Capital Associates, L.P. ("CVCA")

                       Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (b)  Address of Principal Business Office or, if none,
                       Residence:
                       380 Madison Avenue, 12th Floor
                       New York, New York  10017

                  (c)  Citizenship:
                       See Row 4 on cover pages.

                  (d)  Title of Class of Securities (of Issuer):
                       Common Stock

                  (e)  CUSIP Number:
                       205253107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                       Not applicable.

Item 4.                Ownership
                  (a)  Amount Beneficially Owned:
                       CMC, L.P.
                       222,327

                       CVCA
                       81,895

                  (b)  Percent of Class:

                       CMC, L.P.
                       2.8%

                               Page 4 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                       CVCA
                       1.0%

                  (c)  Number of shares as to which such person has:
                      (i)           CMC, L.P.
                                    222,327
                                    CVCA
                                    81,895
                      (ii)          Not applicable.
                      (iii)         CMC, L.P.
                                    222,327
                                    CVCA
                                    81,895
                      (iv)          Not applicable

Item 5.           Ownership of Five Percent or Less of a Class
                       During the period commencing May 12, 1998 through June 18, 1998 CMC, L.P. sold an aggregate of 479,639 shares of the Issuer's Common Stock for an aggregate price of $3,791,642.22. In addition, on August 7, 1998 shares of the Issuer's Common Stock originally held by Archery Partners, part of a group filing with CVCA and CMC, L.P. of the original Schedule 13G because of several voting agreements, were distributed to the individual general partners of Archery Partners and the voting agreements have been terminated. As a result of the foregoing, the beneficial ownership percentages of CVCA and CMC, L.P. are below five percent.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                       Not applicable.


Item 8.           Identification and Classification of Members of the Group
                       Not applicable.

Item 9.           Notice of Dissolution of Group
                       Not applicable.

Item 10.          Certification
                       Not applicable.

                               Page 5 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999                  CHASE VENTURE CAPITAL ASSOCIATES, L.P.

                                          By:  CHASE CAPITAL PARTNERS,
                                               its General Partner



                                          By: /s/ Jeffrey C. Walker
                                              ----------------------------------
                                              Name:  Jeffrey C. Walker
                                              Title: Managing General Partner

                               Page 6 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                  EXHIBIT 2(a)

                  This statement is being filed by Chase Manhattan Capital, L.P., a Delaware limited partnership ("CMC, L.P.") and Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"). The principal offices of CMC, L.P. and CVCA are located at 380 Madison Avenue, 12th Floor, New York, New York 10017. CMC, L.P. and CVCA are engaged in the venture capital and leveraged buyout business.

                  The general partner of CMC, L.P. is Chase Manhattan Capital Corporation, a New York corporation ("CMCC"), whose principal business office is located at the same address as CMC, L.P. CMCC is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation ("Chase Bank") which in turn is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Chase"). CMC is also engaged in the venture capital and leveraged buyout business. Jeffrey C. Walker, Mitchell J. Blutt, M.D. and Arnold L. Chavkin are the directors of CMCC. The executive officers of CMCC are Jeffrey C. Walker, Chairman and President; George E. Kelts, Vice President; and P. Jon Masur, Secretary. In addition, each individual general partner of CCP (as defined below) is an officer of CMCC. The address for each of the directors and executive officers of CMCC, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  The general partner of CVCA is Chase Capital Partners, a New York partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.


                           John R. Baron
                           Christopher C. Behrens
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           I. Robert Greene
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jonas Steinman
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

                               Page 7 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

                  Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.

                               Page 8 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                                                      SCHEDULE A


                            CHASE CAPITAL CORPORATION


                               Executive Officers

Chairman & Chief Executive Officer                     William B. Harrison, Jr.*
President                                              Jeffrey C. Walker**
Executive Vice President                               Mitchell J. Blutt, M.D.**
Vice President & Secretary                             Gregory Meridith*
Vice President                                         George E. Kelts**
Assistant Secretary                                    Robert C. Carroll*


                                    Directors


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**


--------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 9 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                                                      SCHEDULE B


                            THE CHASE MANHATTAN BANK


                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel


                                   Directors**

                                           Principal Occupation or Employment;
Name                                       Business or Residence Address
----                                       -----------------------------------

Hans W. Becherer                           Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           8601 John Deere Road
                                           Moline, IL 61265

Frank A. Bennack, Jr.                      President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, NY  10019

Susan V. Berresford                        President
                                           The Ford Foundation
                                           320 East 43rd Street
                                           New York, NY  10017

--------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                              Page 10 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                         Principal Occupation or Employment;
Name                                     Business or Residence Address
----                                     -----------------------------------

M. Anthony Burns                         Chairman, President and CEO
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, FL  33166

H. Laurance Fuller                       Chairman of the Board and
                                         Chief Executive Officer
                                         Amoco Corporation
                                         200 East Randolph Drive
                                         Chicago, IL  60601

Melvin R. Goodes                         Chairman of the Board and Chief
                                          Executive Officer
                                         Warner-Lambert Company
                                         201 Tabor Road
                                         Morris Plains, NJ  07950

William H. Gray, III                     President and Chief Executive Officer
                                         The College Fund/UNCF
                                         8260 Willow Oaks Corporate Drive
                                         P.O. Box 10444
                                         Fairfax, VA  22031

George V. Grune                          Chairman of the Board and Chief
                                          Executive Officer
                                         The Reader's Digest Association, Inc.
                                         Chairman of the Board
                                         The DeWitt Wallace-Reader's Digest Fund
                                         Lila Wallace-Reader's Digest Fund
                                         Reader's Digest Road
                                         Pleasantville, NY  10570

William B. Harrison, Jr.                 Vice Chairman of the Board
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

Harold S. Hook                           Retired Chairman of the Board
                                         American General Corporation
                                         2929 Allen Parkway
                                         Houston, TX  77019

Helene L. Kaplan                         Of Counsel
                                         Skadden, Arps, Slate, Meagher & Flom
                                         919 Third Avenue - Room 29-72
                                         New York, NY  10022

Thomas G. Labrecque                      President
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

                              Page 11 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                            Principal Occupation or Employment;
Name                                        Business or Residence Address
----                                        -----------------------------------

Henry B. Schacht                            Retired Chairman of the Board and
                                             Chief Executive Officer
                                            Lucent Technologies, Inc.
                                            600 Mountain Avenue - Room 6A511
                                            Murray Hill, NJ  07974

Walter V. Shipley                           Chairman of the Board
                                            The Chase Manhattan Corporation
                                            270 Park Avenue, 8th Floor
                                            New York, NY  10017-2070

Andrew C. Sigler                            Retired Chairman of the Board
                                             and Chief Executive Officer
                                            Champion International Corporation
                                            1 Champion Plaza
                                            Stamford, CT 06921

John R. Stafford                            Chairman, President and Chief
                                             Executive Officer
                                            American Home Products Corporation
                                            Five Giralda Farms
                                            Madison, NJ  07940

Marina v.N. Whitman                         Professor of Business Administration
                                             and Public Policy
                                            The University of Michigan
                                            School of Public Policy
                                            411 Lorch Hall, 611 Tappan Street
                                            Ann Arbor, MI  48109-1220

                              Page 12 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                                                      SCHEDULE C


                         THE CHASE MANHATTAN CORPORATION


                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel


                                  Directors**

                                           Principal Occupation or Employment;
Name                                       Business or Residence Address
----                                       -----------------------------------

Hans W. Becherer                           Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           8601 John Deere Road
                                           Moline, IL 61265

Frank A. Bennack, Jr.                      President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, NY  10019

Susan V. Berresford                        President
                                           The Ford Foundation
                                           320 East 43rd Street
                                           New York, NY  10017

--------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

                              Page 13 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                         Principal Occupation or Employment;
Name                                     Business or Residence Address
----                                     -----------------------------------

M. Anthony Burns                         Chairman, President and CEO
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, FL  33166

H. Laurance Fuller                       Chairman of the Board and
                                          Chief Executive Officer
                                         Amoco Corporation
                                         200 East Randolph Drive
                                         Chicago, IL  60601

Melvin R. Goodes                         Chairman of the Board and Chief
                                          Executive Officer
                                         Warner-Lambert Company
                                         201 Tabor Road
                                         Morris Plains, NJ  07950

William H. Gray, III                     President and Chief Executive Officer
                                         The College Fund/UNCF
                                         8260 Willow Oaks Corporate Drive
                                         P.O. Box 10444
                                         Fairfax, VA  22031

George V. Grune                          Chairman of the Board and Chief
                                          Executive Officer
                                         The Reader's Digest Association, Inc.
                                         Chairman of the Board
                                         The DeWitt Wallace-Reader's Digest Fund
                                         Lila Wallace-Reader's Digest Fund
                                         Reader's Digest Road
                                         Pleasantville, NY  10570

William B. Harrison, Jr.                 Vice Chairman of the Board
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

Harold S. Hook                           Retired Chairman of the Board
                                         American General Corporation
                                         2929 Allen Parkway
                                         Houston, TX  77019

Helene L. Kaplan                         Of Counsel
                                         Skadden, Arps, Slate, Meagher & Flom
                                         919 Third Avenue - Room 29-72
                                         New York, NY  10022

Thomas G. Labrecque                      President
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

                              Page 14 of 15 Pages

                                  SCHEDULE 13G

Issuer: Computer Motion, Inc.                            CUSIP Number: 205253107


                                         Principal Occupation or Employment;
Name                                     Business or Residence Address
----                                     -----------------------------------

Henry B. Schacht                         Retired Chairman of the Board and
                                          Chief Executive Officer
                                         Lucent Technologies, Inc.
                                         600 Mountain Avenue - Room 6A511
                                         Murray Hill, NJ  07974

Walter V. Shipley                        Chairman of the Board
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

Andrew C. Sigler                         Retired Chairman of the Board
                                          and Chief Executive Officer
                                         Champion International Corporation
                                         1 Champion Plaza
                                         Stamford, CT 06921

John R. Stafford                         Chairman, President and Chief
                                          Executive Officer
                                         American Home Products Corporation
                                         Five Giralda Farms
                                         Madison, NJ  07940

Marina v.N. Whitman                      Professor of Business Administration
                                           and Public Policy
                                         The University of Michigan
                                         School of Public Policy
                                         411 Lorch Hall, 611 Tappan Street
                                         Ann Arbor, MI  48109-1220

                              Page 15 of 15 Pages